WHITE & CASE

White & Case LLP
601 Thirteenth Street, NW
Washington, DC 20005-3807

Tel + 1 202 626 3600
Fax + 1 202 639
www.wh



SUPPL

April 11, 2005



BY HAND

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, Resolutions of Shareholder's Meeting No.16 of Sahaviriya Steel Industries Public Company Limited which were submitted to the Stock Exchange of Thailand on April 5, 2005.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,



Daniel J. Duncan
Legal Assistant Clerk



Enclosure



ISO 9001
ISO 14001
TIS 18001

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 238-5063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

(English Translation)

Ref. S.E.C. 031/2005 April 5, 2005

Re : Reports on Resolutions of Shareholders' Meeting No. 16

Attn. : President
The Stock Exchange of Thailand

The Ordinary General Shareholders' Meeting No. 16 of Sahaviriya Steel Industries Public Company Limited held on April 5, 2005 at 2:00 p.m. at Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis, passed the following resolutions.

1. Certified the minutes of Extraordinary Shareholders' Meeting No.1/2004 held on November 18, 2004.

2. Certified the annual report and directors' report for the year 2004.

3. Approved the company's audited balance sheet as of December 31, 2004 and profit and loss statements for the year ended December 31, 2004.

4. Approved (i) the allocation of 2004 net income after accumulated loss of Baht 4,187,603,100.52 as a legal reserve in the amount of Baht 209,380,155.02 so that the legal reserve is not less than 10 percent of the authorized capital, (ii) the dividend payment for the period starting from July to December 2004 at Baht 0.05 per share (par value of Baht 1.00 each) and the closing date of share registration for right on receiving dividend is March 16, 2005 at noon and the dividend payment date is May 4, 2005, and for its acknowledgement of the payment of the interim dividend for the period starting from January to June 2004 at Baht 0.10 per share, which was paid on December 23, 2004. Therefore, the total dividend payment for the year 2004 is Baht 0.15 per share.

5. Approved the re-appointment of directors, whose tenure has ended, as follows:

1. Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors and Executive Director
2. Mr. Visith Noiphan	Independent Director, Audit Committee Member and Chairman of the Nomination Committee
3. Mr. Somchai Pipitvijitkorn	Director, Executive Director and Remuneration Committee Member
4. Mr. Permpoon Krairiksh	Director and Executive Director
5. Mr. Nuttawit Boonyawat	Director and Executive Director

SETGM16E

The new board of directors are as follows:

1. Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors and Executive Director
2. Ms. Prapa Viriyaprapaikit	Director
3. Mr. Wit Viriyaprapaikit	Director and Chairman of the Board of Executive Directors
4. Ms. Kesree Narongdej	Independent Director and Chairperson of the Audit Committee
5. Mr. Visith Noiphan	Independent Director, Audit Committee Member and Chairman of the Nomination Committee
6. Mr. Tawee Butsuntorn	Independent Director and Chairman of the Remuneration Committee
7. Mr. Tongchat Hongladaromp	Independent Director
8. Mr. Prateep Buphaintr	Independent Director, Audit Committee Member and Nomination Committee Member
9. Mr. Taweesak Sananarong	Director and Remuneration Committee Member
10. Mr. Kamol Juntima	Director and Nomination Committee Member
11. Mr. Somchai Pipitvijitkorn	Director, Executive Director and Remuneration Committee Member
12. Mr. Permpoon Krairiksh	Director and Executive Director
13. Mr. Nuttawit Boonyawat	Director and Executive Director
14. Mr. Piya Viriyaprapaikit	Director and Executive Director
15. Mr. Win Viriyaprapaikit	Director, Executive Director and President

6. Approved the directors' remuneration as follows:
   1. To adjust the meeting allowance for the directors and committee members which were appointed by the company's Board of Directors as well as the directors' pension fee or annual bonus considering dividend payment for the company's shareholders, which is indirectly linked to the company overall performance, as proposed by the Remuneration Committee. For other remunerations beyond those proposed by the Remuneration Committee shall remain as per previous approval from the shareholders' meeting.

   2. Approved to pay bonus for the year 2004 to (1) the Board of Directors of totally 14 persons (not including Mr. Win Viriyaprapaikit, the president who is part of the company's management) at approximately 0.25 percent of the dividend paid to the Shareholders (In 2004, the company paid dividend to the shareholders holding 13,101,280,000 shares at Baht 0.15 per share in the total amount of Baht 1,965,192,000), (2) the Chairman of the Board of Directors and the Chairman of the Board of Executive Directors shall receive a bonus at higher amount than the directors by 10 percent and 5 percent respectively, in the total amount of Baht 4,913,000 (Four Million Nine Hundred and Thirteen Thousand Baht), which is dividing as follows:

2.1 Chairman of the Board of Directors of 1 person	381,920	Baht
2.2 Chairman of the Board of Executive Directors of 1 person	364,560	Baht
2.3 Directors of 12 persons, each receive at	347,210	Baht

7. Approved the appointment of Ms. Thanawan Anuratbodee (License No.3440) and/or Mr.Suphamit Techamontrikul (License No.3356) and/or Ms.Somporn Dulyawit (License No.3709) of Deloitte Touche Tohmatsu Jaiyos Co., Ltd. as the Company's auditors for the accounting period in 2005 and the auditing fee as proposed by the auditors.

8. Approved the issuance and offering of debentures for sale at one time or at certain intervals of time depending upon the discretion of, and terms and conditions fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors in a total issue size not exceeding Baht 6,000 million, the purpose of the debentures is to use as working capital and repay the long-term loans to the lenders in the amount of Baht 5,600 million. The details are as follows:

Preliminary Details of the Debentures

Type	:	All types of secured and/or unsecured debentures (except convertible debentures) subject to (i) the market conditions; (ii) terms and conditions fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors; and (iii) approvals from the Office of the Securities and Exchange Commission as required by laws.
Denomination	:	Thai Baht and/or other currency equivalent.
Issue Size	:	The principal amount of the debentures to be issued shall not exceed Baht 6,000,000,000
Interest Rate	:	To be fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors subject to the market conditions at the time of the issuance and the offering
Term	:	Not exceeding 10 years from the date of issuance
The Offering	:	To be made by public offering or private placement to domestic and/or international market pursuant to the Notification of the Securities and Exchange Commission and/or any other notification being in force at the time of the issuance of the debentures by the Company, in whole in a single offering or in part in multiple offerings as determined by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors.
Maturity Date	:	The expiration of the term of debentures
Call and Put Option	:	The right of debenture holders or the Company to redeem the debentures prior to maturity shall be subject to the terms and conditions of each series of Debentures at the time of issuance.

The Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors shall be empowered (i) to determine the time to issue, other details and conditions for the issuance and the offer of the debentures for sale, such as type, amount of debentures for each issuance, maturity, placement, and collateral; (ii) to negotiate, conclude and enter into any agreement or related documents and perform any other acts necessary and appropriate in connection with the Debentures; (iii) to appoint any selling agent, underwriters, advisors, trustees, registrar and/or other related parties and to agree on remuneration and expenses and to enter into any agreements or execute any documents with any relevant parties pursuant to laws, rules and regulations and to take any action necessary for and pertinent to the issuance, offer and sale of the Debentures and to contact relevant authority for permission.

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 238[illegible] (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 23[illegible], 2368892, 6300287-8
Tel : (6632) 69[illegible] (Auto 9 Lines)
Fax : (6632) 691416, 691421

ISO 9001
ISO 14001
TIS 18001

(English Translation)

Ref. S.E.C. 031/2005 April 5, 2005

Re : Reports on Resolutions of Shareholders' Meeting No. 16

Attn. : President
The Stock Exchange of Thailand

The Ordinary General Shareholders' Meeting No. 16 of Sahaviriya Steel Industries Public Company Limited held on April 5, 2005 at 2:00 p.m. at Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis, passed the following resolutions.

1. Certified the minutes of Extraordinary Shareholders' Meeting No.1/2004 held on November 18, 2004.

2. Certified the annual report and directors' report for the year 2004.

3. Approved the company's audited balance sheet as of December 31, 2004 and profit and loss statements for the year ended December 31, 2004.

4. Approved (i) the allocation of 2004 net income after accumulated loss of Baht 4,187,603,100.52 as a legal reserve in the amount of Baht 209,380,155.02 so that the legal reserve is not less than 10 percent of the authorized capital, (ii) the dividend payment for the period starting from July to December 2004 at Baht 0.05 per share (par value of Baht 1.00 each) and the closing date of share registration for right on receiving dividend is March 16, 2005 at noon and the dividend payment date is May 4, 2005, and for its acknowledgement of the payment of the interim dividend for the period starting from January to June 2004 at Baht 0.10 per share, which was paid on December 23, 2004. Therefore, the total dividend payment for the year 2004 is Baht 0.15 per share.

5. Approved the re-appointment of directors, whose tenure has ended, as follows:

1. Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors and Executive Director
2. Mr. Visith Noiphan	Independent Director, Audit Committee Member and Chairman of the Nomination Committee
3. Mr. Somchai Pipitvijitkorn	Director, Executive Director and Remuneration Committee Member
4. Mr. Permpoon Krairiksh	Director and Executive Director
5. Mr. Nuttawit Boonyawat	Director and Executive Director

SETGM16E

The new board of directors are as follows:

1. Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors and Executive Director
2. Ms. Prapa Viriyaprapaikit	Director
3. Mr. Wit Viriyaprapaikit	Director and Chairman of the Board of Executive Directors
4. Ms. Kesree Narongdej	Independent Director and Chairperson of the Audit Committee
5. Mr. Visith Noiphan	Independent Director, Audit Committee Member and Chairman of the Nomination Committee
6. Mr. Tawee Butsuntorn	Independent Director and Chairman of the Remuneration Committee
7. Mr. Tongchat Hongladaromp	Independent Director
8. Mr. Prateep Buphaintr	Independent Director, Audit Committee Member and Nomination Committee Member
9. Mr. Taweesak Sananarong	Director and Remuneration Committee Member
10. Mr. Kamol Juntima	Director and Nomination Committee Member
11. Mr. Somchai Pipitvijitkorn	Director, Executive Director and Remuneration Committee Member
12. Mr. Permpoon Krairiksh	Director and Executive Director
13. Mr. Nuttawit Boonyawat	Director and Executive Director
14. Mr. Piya Viriyaprapaikit	Director and Executive Director
15. Mr. Win Viriyaprapaikit	Director, Executive Director and President

6. Approved the directors' remuneration as follows:
   1. To adjust the meeting allowance for the directors and committee members which were appointed by the company's Board of Directors as well as the directors' pension fee or annual bonus considering dividend payment for the company's shareholders, which is indirectly linked to the company overall performance, as proposed by the Remuneration Committee. For other remunerations beyond those proposed by the Remuneration Committee shall remain as per previous approval from the shareholders' meeting.

   2. Approved to pay bonus for the year 2004 to (1) the Board of Directors of totally 14 persons (not including Mr. Win Viriyaprapaikit, the president who is part of the company's management) at approximately 0.25 percent of the dividend paid to the Shareholders (In 2004, the company paid dividend to the shareholders holding 13,101,280,000 shares at Baht 0.15 per share in the total amount of Baht 1,965,192,000), (2) the Chairman of the Board of Directors and the Chairman of the Board of Executive Directors shall receive a bonus at higher amount than the directors by 10 percent and 5 percent respectively, in the total amount of Baht 4,913,000 (Four Million Nine Hundred and Thirteen Thousand Baht), which is dividing as follows:

2.1 Chairman of the Board of Directors of 1 person	381,920	Baht
2.2 Chairman of the Board of Executive Directors of 1 person	364,560	Baht
2.3 Directors of 12 persons, each receive at	347,210	Baht

7. Approved the appointment of Ms. Thanawan Anuratbodee (License No.3440) and/or Mr.Suphamit Techamontrikul (License No.3356) and/or Ms.Somporn Dulyawit (License No.3709) of Deloitte Touche Tohmatsu Jaiyos Co., Ltd. as the Company's auditors for the accounting period in 2005 and the auditing fee as proposed by the auditors.

8. Approved the issuance and offering of debentures for sale at one time or at certain intervals of time depending upon the discretion of, and terms and conditions fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors in a total issue size not exceeding Baht 6,000 million, the purpose of the debentures is to use as working capital and repay the long-term loans to the lenders in the amount of Baht 5,600 million. The details are as follows:

   Preliminary Details of the Debentures

Type	:	All types of secured and/or unsecured debentures (except convertible debentures) subject to (i) the market conditions; (ii) terms and conditions fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors; and (iii) approvals from the Office of the Securities and Exchange Commission as required by laws.
Denomination	:	Thai Baht and/or other currency equivalent.
Issue Size	:	The principal amount of the debentures to be issued shall not exceed Baht 6,000,000,000
Interest Rate	:	To be fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors subject to the market conditions at the time of the issuance and the offering
Term	:	Not exceeding 10 years from the date of issuance
The Offering	:	To be made by public offering or private placement to domestic and/or international market pursuant to the Notification of the Securities and Exchange Commission and/or any other notification being in force at the time of the issuance of the debentures by the Company, in whole in a single offering or in part in multiple offerings as determined by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors.
Maturity Date	:	The expiration of the term of debentures
Call and Put Option	:	The right of debenture holders or the Company to redeem the debentures prior to maturity shall be subject to the terms and conditions of each series of Debentures at the time of issuance.

The Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors shall be empowered (i) to determine the time to issue, other details and conditions for the issuance and the offer of the debentures for sale, such as type, amount of debentures for each issuance, maturity, placement, and collateral; (ii) to negotiate, conclude and enter into any agreement or related documents and perform any other acts necessary and appropriate in connection with the Debentures; (iii) to appoint any selling agent, underwriters, advisors, trustees, registrar and/or other related parties and to agree on remuneration and expenses and to enter into any agreements or execute any documents with any relevant parties pursuant to laws, rules and regulations and to take any action necessary for and pertinent to the issuance, offer and sale of the Debentures and to contact relevant authority for permission.

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President



ISO 9001
ISO 14001
TIS 18001

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพฯ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2385062 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

(English Translation)

Ref. S.E.C. 031/2005 April 5, 2005

Re : Reports on Resolutions of Shareholders' Meeting No. 16

Attn. : President
The Stock Exchange of Thailand

The Ordinary General Shareholders' Meeting No. 16 of Sahaviriya Steel Industries Public Company Limited held on April 5, 2005 at 2:00 p.m. at Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis, passed the following resolutions.

1. Certified the minutes of Extraordinary Shareholders' Meeting No.1/2004 held on November 18, 2004.

2. Certified the annual report and directors' report for the year 2004.

3. Approved the company's audited balance sheet as of December 31, 2004 and profit and loss statements for the year ended December 31, 2004.

4. Approved (i) the allocation of 2004 net income after accumulated loss of Baht 4,187,603,100.52 as a legal reserve in the amount of Baht 209,380,155.02 so that the legal reserve is not less than 10 percent of the authorized capital, (ii) the dividend payment for the period starting from July to December 2004 at Baht 0.05 per share (par value of Baht 1.00 each) and the closing date of share registration for right on receiving dividend is March 16, 2005 at noon and the dividend payment date is May 4, 2005, and for its acknowledgement of the payment of the interim dividend for the period starting from January to June 2004 at Baht 0.10 per share, which was paid on December 23, 2004. Therefore, the total dividend payment for the year 2004 is Baht 0.15 per share.

5. Approved the re-appointment of directors, whose tenure has ended, as follows:

1. Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors and Executive Director
2. Mr. Visith Noiphan	Independent Director, Audit Committee Member and Chairman of the Nomination Committee
3. Mr. Somchai Pipitvijitkorn	Director, Executive Director and Remuneration Committee Member
4. Mr. Permpoon Krairiksh	Director and Executive Director
5. Mr. Nuttawit Boonyawat	Director and Executive Director

The new board of directors are as follows:

1. Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors and Executive Director
2. Ms. Prapa Viriyaprapaikit	Director
3. Mr. Wit Viriyaprapaikit	Director and Chairman of the Board of Executive Directors
4. Ms. Kesree Narongdej	Independent Director and Chairperson of the Audit Committee
5. Mr. Visith Noiphan	Independent Director, Audit Committee Member and Chairman of the Nomination Committee
6. Mr. Tawee Butsuntorn	Independent Director and Chairman of the Remuneration Committee
7. Mr. Tongchat Hongladaromp	Independent Director
8. Mr. Prateep Buphaintr	Independent Director, Audit Committee Member and Nomination Committee Member
9. Mr. Taweesak Sananarong	Director and Remuneration Committee Member
10. Mr. Kamol Juntima	Director and Nomination Committee Member
11. Mr. Somchai Pipitvijitkorn	Director, Executive Director and Remuneration Committee Member
12. Mr. Permpoon Krairiksh	Director and Executive Director
13. Mr. Nuttawit Boonyawat	Director and Executive Director
14. Mr. Piya Viriyaprapaikit	Director and Executive Director
15. Mr. Win Viriyaprapaikit	Director, Executive Director and President

6. Approved the directors' remuneration as follows:
   1. To adjust the meeting allowance for the directors and committee members which were appointed by the company's Board of Directors as well as the directors' pension fee or annual bonus considering dividend payment for the company's shareholders, which is indirectly linked to the company overall performance, as proposed by the Remuneration Committee. For other remunerations beyond those proposed by the Remuneration Committee shall remain as per previous approval from the shareholders' meeting.

   2. Approved to pay bonus for the year 2004 to (1) the Board of Directors of totally 14 persons (not including Mr. Win Viriyaprapaikit, the president who is part of the company's management) at approximately 0.25 percent of the dividend paid to the Shareholders (In 2004, the company paid dividend to the shareholders holding 13,101,280,000 shares at Baht 0.15 per share in the total amount of Baht 1,965,192,000), (2) the Chairman of the Board of Directors and the Chairman of the Board of Executive Directors shall receive a bonus at higher amount than the directors by 10 percent and 5 percent respectively, in the total amount of Baht 4,913,000 (Four Million Nine Hundred and Thirteen Thousand Baht), which is dividing as follows:

2.1 Chairman of the Board of Directors of 1 person	381,920	Baht
2.2 Chairman of the Board of Executive Directors of 1 person	364,560	Baht
2.3 Directors of 12 persons, each receive at	347,210	Baht

7. Approved the appointment of Ms. Thanawan Anuratbodee (License No.3440) and/or Mr.Suphamit Techamontrikul (License No.3356) and/or Ms.Somporn Dulyawit (License No.3709) of Deloitte Touche Tohmatsu Jaiyos Co., Ltd. as the Company's auditors for the accounting period in 2005 and the auditing fee as proposed by the auditors.

8. Approved the issuance and offering of debentures for sale at one time or at certain intervals of time depending upon the discretion of, and terms and conditions fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors in a total issue size not exceeding Baht 6,000 million, the purpose of the debentures is to use as working capital and repay the long-term loans to the lenders in the amount of Baht 5,600 million. The details are as follows:

Preliminary Details of the Debentures

Type	:	All types of secured and/or unsecured debentures (except convertible debentures) subject to (i) the market conditions; (ii) terms and conditions fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors; and (iii) approvals from the Office of the Securities and Exchange Commission as required by laws.
Denomination	:	Thai Baht and/or other currency equivalent.
Issue Size	:	The principal amount of the debentures to be issued shall not exceed Baht 6,000,000,000
Interest Rate	:	To be fixed by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors subject to the market conditions at the time of the issuance and the offering
Term	:	Not exceeding 10 years from the date of issuance
The Offering	:	To be made by public offering or private placement to domestic and/or international market pursuant to the Notification of the Securities and Exchange Commission and/or any other notification being in force at the time of the issuance of the debentures by the Company, in whole in a single offering or in part in multiple offerings as determined by the Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors.
Maturity Date	:	The expiration of the term of debentures
Call and Put Option	:	The right of debenture holders or the Company to redeem the debentures prior to maturity shall be subject to the terms and conditions of each series of Debentures at the time of issuance.

The Board of Directors or Board of Executive Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Board of Executive Directors shall be empowered (i) to determine the time to issue, other details and conditions for the issuance and the offer of the debentures for sale, such as type, amount of debentures for each issuance, maturity, placement, and collateral; (ii) to negotiate, conclude and enter into any agreement or related documents and perform any other acts necessary and appropriate in connection with the Debentures; (iii) to appoint any selling agent, underwriters, advisors, trustees, registrar and/or other related parties and to agree on remuneration and expenses and to enter into any agreements or execute any documents with any relevant parties pursuant to laws, rules and regulations and to take any action necessary for and pertinent to the issuance, offer and sale of the Debentures and to contact relevant authority for permission.

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President